SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 6, 2020, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated November 6, 2020, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or “the Company”), informs, in relation to the Exchange Offer offered by the Company in accordance with the terms and conditions described in the Prospectus and Exchange Supplement and the Subscription Notice, both dated October 22, 2020, published on the Financial Information Highway of the National Securities Commission on that date and in the BCBA Daily Bulletin (in exercise of the powers delegated by BYMA to the BCBA by virtue of Resolution No. 18,629 ) dated October 23, 2020 (the "Exchange Offer"), that it has resolved to extend the period to participate in the Exchange Offer and the expiration date to November 10, 2020 at 8:00 p.m. (Buenos Aires City time) and has defined that the issue and settlement date will be November 12, 2020. This extension does not imply a modification to the economic terms of the Exchange Offer.

Additionally, it is reported that, to date, eligible holders have been presented for a total amount equivalent to USD 101,172,847 for Class VIII and USD 74,094,036 for Class IX, totaling USD 175,266,883 between both classes, representing approximately 96.56% of the face value of the Existing Negotiable Obligations in circulation.

Likewise, it is announced that, considering that to date eligible holders have been presented for a total amount equivalent to USD 74,094,036 to subscribe the Class IX Negotiable Obligations, the capital repayment established for the Class VIII Negotiable Obligations would be increased from USD 0.40 at least USD 0.67.

Finally, it is reported that, considering that consent has been obtained for an amount greater than 90% of the capital of the Existing Negotiable Obligations, the Company may carry out the essential proposed modifications, by means of which the terms and conditions of the Existing Negotiable Obligations will be modified and replaced.

For more information, refer to the Prospectus dated October 22, 2020, Exchange Supplement, Subscription Notice and complementary documents.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: November 6, 2020